Exhibit 1

11 JULY 2019

WESTPAC RECEIVES APRA RESPONSE TO ITS CULTURE, GOVERNANCE AND ACCOUNTABILITY SELF-ASSESSMENT PROCESS

Westpac Group today received APRA’s response to its Culture, Governance and Accountability (CGA) self-assessment process. In its response, APRA has decided to apply an additional $500 million to Westpac’s operational risk capital requirement.

This follows APRA concluding that Westpac was required to improve its management and oversight of non-financial risk. The additional capital requirement will remain in place until APRA is satisfied that Westpac has completed its action plan.

A summary of the CGA self-assessment’s findings was included in Westpac’s 2019 Interim Results Presentation and Investor Discussion Pack. The summary included key findings and outlined Westpac’s action plans across five areas: Board and executive governance, risk and compliance, customer, remuneration and accountability, and culture.

Westpac’s CGA self-assessment was undertaken by a joint team of Westpac employees and consultants from global management consulting firm, Oliver Wyman, and was submitted to APRA in November 2018. Westpac has today released a full copy of its CGA self-assessment on its website: www.westpac.com.au/about- westpac/media/

The $500m requirement, to be applied through an increase in risk weighted assets, will apply from 30 September 2019. This change is expected to reduce Westpac’s Level 2 common equity tier 1 (CET1) capital ratio by approximately 16 basis points. Westpac’s CET1 capital ratio at 31 March 2019 was 10.64%.

Westpac Group CEO Brian Hartzer, said: “The CGA self-assessment was a valuable exercise. We acknowledge the need to improve non-financial risk management and oversight and we are working to resolve the issues raised.

“Our Board and senior executives are committed to addressing the shortfalls identified in the report and will continue to provide regular updates on our progress.”

Westpac Group Chief Risk Officer, David Stephen, is leading a program of work, overseen by the Board, to implement the self-assessment’s recommendations. To date, around 20% of the recommendations have been implemented.

For Further Information

David Lording	Andrew Bowden

Media Relations	Investor Relations

M. 0419 683 411	T. 02 8253 4008

M. 0438 284 863